SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549

                                                    Schedule 13D

                                      Under the Securities Exchange Act of 1934
                                                 (Amendment No. 19)*

                                 Preferred Income Management Fund Incorporated
                                                 (Name of Issuer)

                                                   Common Stock
                                          (Title of Class of Securities)

                                                     74037Q10
                                                  (CUSIP Number)

                                             Thomas R. Stephens, Esq.
                                       Bartlit Beck Herman Palenchar & Scott
                                          511 Sixteenth Street, Suite 700
                                               Denver, Colorado 80202
                                                  (303) 592-3100
                                 (Name, Address and Telephone Number of Person
                               Authorized to Receive Notices and Communications)

                                                 February 10, 1998
                        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                          (Continued on following page(s))



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Cusip No. 74037Q10                                                Page 2 of 10

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


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      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Horejsi, Inc.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)     [ ]

                                (b)     [ ]


      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC OO


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRE
PURSUANT TO ITEMS 2(D) OR 2(E)                      |_|


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               South Dakota

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                2,073,430

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                   0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                             2,073,430

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,073,430


     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                          |_|

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               22.0%

     14        TYPE OF REPORTING PERSON*

               CO


Cusip No. 74037Q10                                           Page 3 of 10 Pages

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Stewart R. Horejsi

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)     [ ]
                                (b)     [ ]



      3        SEC USE ONLY


-     4        SOURCE OF FUNDS*

               Not applicable


      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)                      |_|

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                  0

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                 0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                                0

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                   0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAI
SHARES*                                          |_|

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

     14        TYPE OF REPORTING PERSON*

               IN

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Cusip No. 74037Q10                                          Page 4 of 10 Pages

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Lola Brown Trust No. 1B

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                     (a) [ ]

                     (b) [ ]


      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRE
PURSUANT TO ITEMS 2(D) OR 2(E)                      |_|

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Kansas

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                               1,581,765

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                   0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                             1,581,765

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                       0


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,581,765

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                          |_|

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               16.8%

     14        TYPE OF REPORTING PERSON*

               OO

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Cusip No. 74037Q10                                         Page 5 of 10 Pages
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Badlands Trust Company

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a) [ ]

                                (b) [ ]

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)                      |_|

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               South Dakota

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                  12,735

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                      0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                                12,735

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                        0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               12,735

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                          |_|

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .13%

     14        TYPE OF REPORTING PERSON*

               CO

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Cusip No. 74037Q10                                       Page 6 of 10 Pages
---------                                                           -------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Stewart R. Horejsi Trust No. 2

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                     (a) [ ]

                     (b) [ ]


      3        SEC USE ONLY

      4        SOURCE OF FUNDS*

               Not applicable

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)                      |_|


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Kansas


              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                                   0

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                                  0

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                                 0

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                          |_|

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

     14        TYPE OF REPORTING PERSON*

               OO

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                          Amendment No. 19 to Statement on Schedule 13D

                  This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares") of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by (i) Horejsi, Inc. ("HI"), The Lola Brown Trust No. 1B (the "Brown Trust") and Badlands Trust Company ("Badlands"), each as the direct beneficial owner of Shares, and (ii) Stewart R. Horejsi and the Stewart R. Horejsi Trust No. 2 (the "Stewart Horejsi Trust"), by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.  Source and Amount of Funds or Other Consideration.

                  No change except for the addition of the following:

                  The total amount of funds required by the Brown Trust to purchase the Shares as reported in Item 5(c) was $1,596.60. Such funds were provided by the Brown Trust's cash on hand and margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch International Bank Limited, as previously reported in this statement on
         Schedule 13D.


Item 4.  Purpose of Transaction.

                  No change except for the addition of the following:

                  A telephonic meeting of the Company's board of directors was held on February 10, 1998. At the meeting, the Board established a special committee of four directors to consider proposals made by Mr. Horejsi, as previously set forth in this statement.

                  As a result of the Board's response to Mr. Horejsi's proposals, the Reporting Persons have determined to solicit proxies in connection with the Company's 1998 annual meeting of shareholders with respect to election of the three directors being elected at such meeting. Because the Company has a classified Board, the Reporting Persons, if successful, would only be able to elect three of the seven directors of the Company.

                  The Brown Trust acquired the Shares  described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with HI, the Brown Trust, Badlands or the Stewart Horejsi Trust may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with HI, the Brown Trust, Badlands or the Stewart Horejsi Trust may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise. However, if the Reporting Persons acquire additional Shares, the Reporting Persons do not, at this time, intend to purchase more
Shares than would be necessary to acquire control of the Company, which the Reporting Persons believe is less than 50% of the outstanding Shares.

Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

                  (a) HI is the direct beneficial owner of 2,073,430 Shares, or approximately 22.0% of the 9,416,743 Shares outstanding as of January 20, 1998, according to information contained in the Company's 1998 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by HI. Mr. Horejsi disclaims all such beneficial ownership.

                  The Brown Trust is the direct beneficial owner of 1,581,765 Shares, or approximately 16.8% of the 9,416,743 Shares outstanding as of January 20, 1998, according to information contained in the Company's 1998 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Brown Trust. Mr. Horejsi disclaims all such beneficial ownership.

                  By virtue of the relationships  and transactions  described in this statement, the Reporting Persons may be deemed to constitute a group. HI disclaims beneficial ownership of Shares directly beneficially owned by the Brown Trust and Badlands, the Brown Trust disclaims beneficial ownership of Shares directly beneficially owned by the HI and Badlands, and Badlands and the Stewart Horejsi Trust each disclaim beneficial ownership of Shares directly beneficially owned by the Brown Trust and HI.

                  (c) The table below sets forth purchases of the Shares by the Reporting Persons since January 23, 1998. Such purchase was effected by the Brown Trust on the New York Stock Exchange.

                                                             Approximate Price
  Date                   Amount of Shares                            Per Share
                                                    (exclusive of commissions)

 1/26/98                        100                                   $15.5625

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 10, 1998


                                                    /s/Stewart R. Horejsi




                                                     /s/Stephen C. Miller
                                             Stephen C. Miller,  as President of
                                             Horejsi,  Inc. and as President of
                                             Badlands Trust  Company,  trustee
                                             of The Lola Brown  Trust No.  1B,
                                             and  trustee of the Stewart R.
                                             Horejsi Trust No. 2.